

February 29, 2012

<u>Via E-mail</u>
Jay Palma
Principal Financial and Chief Accounting Officer
Gilman Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

      Re: Gilman Ciocia, Inc.
               Form 10-K for Fiscal Year Ended June 30, 2011
               Filed September 28, 2011
               File No. 000-22996

Dear Mr. Palma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2011</u>

<u>Item 1A. Risk Factors, page 8</u>

<u>General</u>

1.   Please add risk factor disclosure that explains the supervisory restrictions imposed on your chief executive officer pursuant to the Settlement Order with the Commission dated March 16, 2011 and the attendant risks. We also note from your disclosure on page 15 that Mr. Ryan had the right to reapply for supervisory capacity after one year. Please clarify in future filings whether Mr. Ryan has done so and what the result of the reapplication was.

Item 3. Legal Proceedings, page 14

2.   We note that pursuant to the Settlement Order with the Commission dated
        March 16, 2011, you have retained an independent compliance consultant to review
        your and your subsidiaries' policies, practices and procedures related to variable
        annuities. Furthermore, we note your disclosure here that your subsidiary
        Asset & Financial Planning, Ltd. has implemented certain of the consultant's
        recommendations as of July 2011, as well as your disclosure on page 22 that expenses for
        your subsidiary Prime Capital Services increased in 2011 as a result of changes in its
        compliance department. In future filings, please disclose the changes that you and your
        subsidiaries have made pursuant to the Settlement Order and the consultant's
        recommendations and clarify whether there are any remaining changes that must be made
        to fully comply with the Order.

Item 11. Executive Compensation, page 32

Director Compensation, page 34

3.   Please expand your director compensation table to quantify under a new column heading
        "All Other Compensation" Mr. Ciocia's employment compensation.

Item 13. Certain Relationships and Related Transactions…, page 40

4.   In future filings, please provide all required disclosure pursuant to Regulation S-K
        Item 404(a)(5). For example, we note that you have not provided certain information for
        outstanding promissory notes issued to related persons, including the largest aggregate
        amount of outstanding principal, the amount of principal paid, the amount of interest
        paid, and the rate or amount of interest payable during the reportable period.

Item 15. Exhibits and Financial Statement Schedules, page 42

5.   Please file as exhibits copies of the promissory notes described under Item 13 of
        Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director